Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Restated Consolidated Financial Statements (Unaudited)

For the third quarter ended May 31, 2010

Filed: October 6, 2010

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An exploration and development stage company)
For the quarter ended May 31, 2010

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Restated Consolidated Balance Sheets	Unaudited
(expressed in Canadian dollars)	May 31, 2010	Aug. 31, 2009
ASSETS	(Restated - Note14)

CURRENT
Cash and cash equivalents	$ 4,782,350	$ 32,965,685
Amounts receivable (Note 3)	415,656	344,538
Available-for-sale securities (Note 4)	-	2,135,002
Due from WBJV partners	-	988,880
Due from JOGMEC partner (Note 5(b))	99,439	224,482
Prepaid expenses and other assets	72,049	50,812
Assets held for sale (Note 6(c))	2,269,220	-
Total current assets	7,638,714	36,709,399
PERFORMANCE BONDS	146,111	137,849
INVESTMENT IN WBJV (Note 5(a))	-	20,561,154
MINERAL PROPERTIES (Note 5(a))	108,103,738	6,057,034
FIXED ASSETS (Note 6(a))	331,178	365,079
SURFACE RIGHTS (Note 6(b))	3,955,602	3,240,282
Total assets	$ 120,175,343	$ 67,070,797

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,195,637	$ 861,041
Due to Wesizwe	212,822	-
Total Current Liabilities	1,408,459	861,041

FUTURE INCOME TAXES (Note 14)	11,900,000	-
Total liabilities	13,308,459	861,041

NON CONTROLLING INTEREST (Note 5(a))	$ 11,108,653	$ -

SHAREHOLDERS' EQUITY

Share capital (Note 7)	91,730,755	89,945,316
Contributed surplus	10,953,195	11,458,915
Accumulated other comprehensive income	(3,507,273)	(975,575)
Retained earnings (deficit)	(3,418,446)	(34,218,900)
Total shareholders' equity	95,758,231	66,209,756
Total liabilities and shareholders' equity	$ 120,175,343	$ 67,070,797
CONTINGENCIES AND COMMITMENTS (NOTE 11)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
For the quarter ended May 31, 2010

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Restated Interim Consolidated Statements of Operations
(Unaudited)
(expressed in Canadian dollars)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	(Restated - Note 14)		(Restated - Note 14)

EXPENSES
Amortization	$ 25,027	$ 36,886	$ 80,139	$ 105,681
Annual general meeting	94	-	52,498	67,530
Filing and transfer agent fees	6,374	57,427	121,157	101,662
Foreign exchange loss (gain)	820,940	(26,719)	906,749	(259,540)
Insurance	23,490	30,496	79,975	90,847
Management and consulting fees	440,095	147,562	1,089,558	769,610
News releases, print and mailout	2,587	6,971	34,969	38,730
Office and miscellaneous	61,432	42,775	157,129	137,105
Professional fees	742,828	328,997	1,208,601	726,768
Promotion	71,912	79,609	154,255	175,741
Rent	49,063	47,023	155,952	140,910
Salaries and benefits	487,814	434,725	1,333,235	1,284,623
Shareholder relations	21,946	76,560	140,550	286,271
Stock compensation expense	-	219,535	137,600	1,394,986
Telephone	19,221	27,768	50,940	68,941
Travel	114,219	173,658	329,756	481,090
Recoveries	(60,545)	(58,307)	(160,434)	(152,835)
	(2,826,497)	(1,624,966)	(5,872,629)	(5,458,120)
Less interest earned	220,145	73,959	432,790	98,233
Loss for the period before other items	(2,606,352)	(1,551,007)	(5,439,839)	(5,359,887)
Other items:
Realized gain on available-for-sale securities (Note 4)	82,047	-	2,796,738	-
Gain on sale of Project #2 (Note 5)	45,619,744	-	45,619,744	-
Gain on sale of fixed assets	227	-	1,661	-
Earnings (Loss) for the period before income taxes	43,095,666	(1,551,007)	42,978,304	(5,359,887)

Future income tax (expense) credit	(11,911,718)	72,200	(12,177,850)	114,960
Earnings (Loss) for the period	$ 31,183,948	$ (1,478,807)	$ 30,800,454	$ (5,244,927)

Other comprehensive (loss) income
Realized gain on available-for-sale securities	(47,660)	-	(1,636,252)	-
Unrealized (loss) gain on available-for-sale
securities (Note 4)	(18,743)	273,701	-	71,401
Comprehensive earnings (loss) for the period	$ 31,117,545	$ (1,205,106)	$ 29,164,202	$ (5,173,526)

Basic earnings (loss) per common share	$ 0.33	$ (0.02)	$ 0.33	$ (0.08)

Diluted earnings (loss) per common share	$ 0.32	$ (0.02)	$ 0.32	$ (0.08)

Weighted-average number of
common shares outstanding - Basic	93,927,292	67,714,707	93,348,779	67,073,502

Weighted-average number of
common shares outstanding - Diluted	97,794,583	67,714,707	95,432,692	67,073,502

See accompanying notes to the consolidated financial statements.

					Platinum Group Metals Ltd.
			(An exploration and development stage company)
				For the quarter ended May 31, 2010

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Restated Consolidated Statements of Shareholders' Equity
August 31, 2006, to May 31, 2010
(Unaudited)
(expressed in Canadian dollars)					Retained
					Earnings/Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
					(Restated - Note 14)	(Restated - Note 14)
Balance, August 31, 2006	53,691,178	39,798,768	1,785,705	(658,381)	(15,410,804)	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	11,454,791
Issued on exercise of stock options	914,375	892,557	(266,982)	-	-	625,575
Issued for mineral properties net of costs	50,000	227,742	-	-	-	227,742
Stock options granted	-	-	1,487,661	-	-	1,487,661
Translation adjustment	-	-	-	(1,707,495)	-	(1,707,495)
Net loss	-	-	-	-	(6,758,123)	(6,758,123)
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Transition adjustment (Note 4)	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on AFS securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on AFS securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,111,625	1,785,439	(670,615)	-	-	1,114,824
Stock options granted	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(895,448)	-	(895,448)
Realized gain transferred to income				(1,636,250)		(1,636,250)
Net earnings for the period	-	-	-	-	30,800,454	30,800,454
Balance, May 31, 2010 (Restated - Note 14)	93,927,292	$ 91,730,755	$ 10,953,195	$ (3,507,273)	$ (3,418,446)	$ 95,758,231

See accompanying notes to the consolidated financial statements.

		Platinum Group Metals Ltd.
	(An exploration and development stage company)
		For the quarter ended May 31, 2010

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Restated Interim Consolidated Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
	(Restated - Note 14)		(Restated - Note 14)
OPERATING ACTIVITIES
Earnings (loss) for the period	$ 31,183,948	$ (1,478,807)	$ 30,800,454	$ (5,244,927)
Add items not affecting cash
Amortization	25,027	36,886	80,139	105,681
Future income tax expense (credit)	11,911,718	(72,200)	12,177,850	(114,960)
Realized gain on available-for-sale securities	(82,047)	-	(2,796,738)	-
Realized gain on sale of project #2	(45,619,744)	-	(45,619,744)	-
Non-cash stock compensation expense	-	219,535	137,600	1,394,986
Net change in non-cash working
capital (Note 12)	(135,913)	(52,661)	367,284	(301,030)
	(2,717,011)	(1,347,247)	(4,853,155)	(4,160,250)

FINANCING ACTIVITIES
Performance bonds	1,069	37,787	(8,262)	29,695
Issuance of common shares	-	171,041	1,114,824	7,589,721
	1,069	208,828	1,106,562	7,619,416

INVESTING ACTIVITIES
Acquisition of fixed assets	(6,187)	(9,028)	(46,238)	(19,617)
Acquisition cost of mineral properties	(25,238,702)	(399)	(27,213,100)	(16,941)
Acquisition of surface rights	-	(1,942,784)	-	(1,951,313)
Expenditure on exploration	(155,690)	13,724	(184,142)	(217,038)
Investment in WBJV	-	(311,221)	-	(168,256)
Proceeds on sale of available-for-sale securities	88,347	-	3,006,738	-
	(25,312,232)	(2,249,708)	(24,436,742)	(2,373,165)
Net (decrease)/ increase in cash and cash equivalents	(28,028,174)	(3,388,127)	(28,183,335)	1,086,001
Cash and cash equivalents, beginning of period	32,810,524	6,253,999	32,965,685	1,779,871
Cash and cash equivalents, end of period	$ 4,782,350	$ 2,865,872	$ 4,782,350	$ 2,865,872

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation ("New Millennium"). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, "Consolidation of Variable Interest Entities", are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or residual returns.  The Company does not currently have any VIEs.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") (and in turn PTM RSA's wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited ("Wesplats") and the 54.75% owned subsidiary Maseve Investments 11 (Pty) Ltd. ("Maseve"). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company.  Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture ("WBJV").  All significant intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim consolidated financial statements do not include all the information and disclosures required by Canadian GAAP for annual consolidated financial statements. They have been prepared using the same accounting policies and methods of applications as the latest annual consolidated financial statements except for the adoption of Section 3064 as indicated in note 2(m). In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been made. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in these unaudited interim financial statements should be read in conjunction with the Company's latest audited consolidated financial statements for the year ended August 31, 2009.

(b)

Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

(c)

Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and certain surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment regularly. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(e)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management's estimates, the Company has determined that there are no significant reclamation liabilities as at period end.

(f)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

 (g)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

          30% declining balance

Office furniture and equipment

          20% declining balance

Vehicles

30% declining balance

Leasehold improvements

          2 years straight line

 (h)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management's judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

 (l)

Financial instruments

The Company's financial instruments are comprised primarily of cash and cash equivalents, amounts receivable, amounts due from project partners, performance bonds, and accounts payable and accrued liabilities.

Cash and cash equivalents are recognized at their fair value.  The carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation.

(m)

New accounting pronouncements

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect.

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments - Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments. The amendments to Section 3862 apply for financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

In January 2009, The CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

3.

AMOUNTS RECEIVABLE

	May 31, 2010	Aug. 31, 2009
Expenditure advances receivable	$ 3,126	$ 3,581
Due from related parties (Note 10 (d) and (e ))	68,699	17,172
Goods and services tax recoverable	72,565	37,160
South African value added tax ("VAT") recoverable	270,366	272,973
Interest receivable	900	13,652
	$ 415,656	$ 344,538

4.

AVAILABLE-FOR-SALE SECURITIES

During the period the Company sold all its marketable securities accounted for as available-for-sale at the previous year-end August 31, 2009.

August 31, 2009	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	445,000	495,000
West Timmins Mining Inc.	800,001	160,000	1,480,002	1,640,002
Total Marketable Securities		210,000	1,925,002	2,135,002

On November 6, 2009 pursuant to an agreement between West Timmins Mining Inc. and Lake Shore Gold Corp., the Company exchanged its 800,001 shares in West Timmins Mining Inc. for common shares in Lake Shore Gold Corp. at a share exchange rate of 1 West Timmins share to each 0.73 share of Lake Shore Gold Corp. A gain of $2,100,080 was realized on the exchange of shares. In the second quarter of 2010 the Company sold its 584,000 shares of Lake Shore Gold Corp. realizing a further $44,080 gain on the sale of shares.

During the nine month period the Company sold 100,000 MAG Silver Corp. shares for a realized gain of $652,578.

MAG Silver Corp. and West Timmins Mining Inc. were related parties of the Company, as discussed in Note 10.

5.

MINERAL PROPERTIES

	May 31, 2010	Aug. 31, 2009
Projects 1 & 3 (a)	$ 101,779,243	-
Other mineral properties (b)	6,324,495	6,057,034

	$ 108,103,738	$ 6,057,034

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

a)       Projects 1 & 3

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited ("Anglo") and Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide") to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest.  The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).  In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd ("Wesizwe") and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009.  Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold ("4E") from the contributed properties comprising the WBJV.  Inferred ounces were credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce.  Ounces contributed to the WBJV by Anglo in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ, a property in Project 2, received an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  On April 22, 2010 the Company paid its equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Also on April 22, 2010, the partners of the WBJV completed a transaction first announced September 2, 2008 whereby the WBJV was dissolved with the following outcomes:

•

The Company and Wesizwe transferred a collective 100% interest in Projects 1 and 3 into new operating company Maseve Investments 11 (Pty) Ltd in exchange for shares of Maseve. Subsequent to this transaction, the Company owned 37% of Maseve.

•

The Company sold its 18.5% interest in Project 2 to Wesizwe in exchange for an additional 17.25% interest in Maseve.

•

Anglo became a shareholder of Wesizwe Platinum Limited.

•

The Company holds 54.75% of Maseve with a right to subscribe for a further 19.25% interest for Rand 408.6 million (approx. $55.67 million) to bring its holdings to 74%, with Wesizwe holding the remaining interest.

Any additional subscriptions' the Company makes in shares of Maseve will be held in escrow to be applied towards Wesizwe's capital requirements for Projects 1 and 3.  The subscription into Maseve is due by January 22, 2011.  The Company may make partial subscriptions.

The sale of the Company's 18.5% interest in Project 2 was accounted for as an arm's length transaction at a fair market value for a gain of $45.62 million. (Note 14) The transfer of the Company's 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

Maseve at book cost.  The April 22, 2010 transactions qualified for relief from capital gains tax in accordance with South African tax law.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization.

b) Other mineral properties

Nine month period ended May 31, 2010

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ -	$ 1,180,249
Incurred during period	20,880	17,295	13,176	-	-	-	31,968	83,319
Balance, end of period	$ 80,875	$ 161,793	$ 16,497	$ 598,571	$ 313,864	$ 60,000	$ 31,968	$ 1,263,568

Deferred exploration costs
Assays and geochemical	$ -	$ 118,717	$ 36,814	$ -	$ -	$ -	$ -	$ 155,531
Drilling	-	687,793	-	-	-	-	-	687,793
Geological	990	162,207	307,108	2,800	8,231	8,231	124,737	614,304
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	96,136	16,107	-	-	-	-	112,243
Travel	-	60,172	32,377	-	-	-	-	92,549
	990	1,125,025	392,406	2,800	8,231	8,231	124,737	1,662,420
Balance, beginning of year	892,135	2,271,260	632,011	363,755	563,687	153,937	-	4,876,785
Recoveries	-	(1,125,025)	(353,253)	-	-	-	-	(1,478,278)
Balance, end of period	$ 893,125	$ 2,271,260	$ 671,164	$ 366,555	$ 571,918	$ 162,168	$ 124,737	$ 5,060,927
Total Other Mineral Properties	$ 974,000	$ 2,433,053	$ 687,661	$ 965,126	$ 885,782	$ 222,168	$ 156,705	$ 6,324,495

Three month period ended May 31, 2010

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of period	$ 77,415	$ 157,932	$ 15,953	$ 598,571	$ 313,864	$ 60,000	$ -	$ 1,223,735
Incurred during period	3,460	3,861	544	-	-	-	31,968	39,833
Balance, end of period	$ 80,875	$ 161,793	$ 16,497	$ 598,571	$ 313,864	$ 60,000	$ 31,968	$ 1,263,568

Deferred exploration costs
Assays and geochemical	$ -	$ 27,451	$ 36,814	$ -	$ -	$ -	$ -	$ 64,265
Drilling	-	168,750	-	-	-	-	-	168,750
Geological	-	24,411	37,901	800	800	799	124,737	189,448
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	33,182	14,489	-	-	-	-	47,671
Travel	-	-	24,332	-	-	-	-	24,332
	-	253,794	113,536	800	800	799	124,737	494,466
Balance, beginning of period	893,125	2,271,260	642,610	365,755	571,118	161,369	-	4,905,237
Recoveries	-	(253,794)	(84,982)	-	-	-	-	(338,776)
Balance, end of period	$ 893,125	$ 2,271,260	$ 671,164	$ 366,555	$ 571,918	$ 162,168	$ 124,737	$ 5,060,927
Total Other Mineral Properties	$ 974,000	$ 2,433,053	$ 687,661	$ 965,126	$ 885,782	$ 222,168	$ 156,705	$ 6,324,495

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

(1)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to May 31, 2010 total $3,407,053.

The Company can settle the vendors' residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finders' fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company's rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation ("JOGMEC"), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company's rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to May 31, 2010 amounted to approximately $1,920,951.  An amount of $59,187 was due from JOGMEC at period end.

(ii)

Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009 the Company entered an agreement with JOGMEC whereby they may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years. Total expenditures incurred by JOGMEC to May 31, 2010 amounted to approximately $353,253.  An amount of $40,252 was due from JOGMEC at period end.

(2)

Ontario, Canada

 (i)

Lac des Iles ("LDI") River

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(iv)

Other

The Company has staked other properties in the Lac des Isle camp and has paid $31,968 for staking these claims.

(3)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

6.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	May 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	510,846	375,753	$ 135,093
Leasehold improvements	38,641	30,694	7,947
Office furniture and equipment	265,718	131,134	134,584
Vehicles	82,485	28,931	53,554
	897,690	566,512	$ 331,178

	August 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 495,049	$ 337,386	$ 157,663
Leasehold improvements	38,642	28,423	10,219
Office furniture and equipment	257,445	112,977	144,468
Vehicles	85,818	33,089	52,729
	$ 876,954	$ 511,875	$ 365,079

(b)

Surface Rights

In 2004 the Company acquired surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in exchange for total payments of approximately $1.4 million.  The benefit of these rights became part of the WBJV under the original 2004 agreement.  The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company and a 45.25% credit of approximately $316,750 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights.

During 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.09 million) and the Company also acquired surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. $2.07 million).  The rights to these two properties are to the benefit of the Company alone and are distinct from the 365.64 hectare Elandsfontein Farm described above.

(c)

Rock Winders

During 2008 the Company acquired two rock winders at a cost of R 16.6 million (approx. $2,269,220) on behalf of the WBJV for use on a possible shaft facility for Project 1 of the WBJV.  Later designs excluded the use of winders and these winders have been held for sale.  They remain under title to the Company.  On April 22, 2010 the Company applied a 45.25% credit for $1,026,822 to the amount due to/from Wesizwe in recognition of their attributable share of the winders.  Subsequent to period end the Company entered into a sale agreement whereby one winder will be sold for US $1.28 million (approx. R 9.6 million) and a deposit of 50% was received on June 23, 2010.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

7.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At May 31, 2010 there were 93,927,292 shares outstanding.

During the period ended May 31, 2010:

(i)

1,111,625 stock options were exercised for proceeds of $1,114,824.

During the year ended August 31, 2009:

(ii)

the Company closed a brokered placement on June 16, 2009 for gross proceeds of $35,002,020 upon the issue of 24,999,300 units at a price of $1.40 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010.  The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. Other issue costs of $746,681 related to TSX and NYSE Alternext filing fees, underwriters' expenses and legal fees.

(iii)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders' fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs of $117,148 related to TSX and NYSE Alternext filing fees and legal fees.

(iv)

During the period 196,650 stock options were exercised for proceeds of $281,640.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

The following tables summarize the Company's outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
Price	2010	Life (Years)	2010

1.05	37,500	0.17	37,500
1.40	1,379,000	4.20	1,379,000
1.50	9,500	0.61	9,500
1.60	1,492,000	3.38	1,492,000
1.85	175,000	1.23	175,000
1.95	50,000	3.68	50,000
2.27	10,000	3.69	10,000
2.57	885,000	1.63	885,000
4.15	150,000	2.40	150,000
4.40	850,000	2.40	850,000
	5,038,000	3.00	5,038,000

The weighted average exercise price of the exercisable options at period end was $2.27.

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2008	3,857,875	2.56
Granted	3,279,000	1.52
Exercised	(196,650)	1.43
Forfeited	(790,600)	2.54
Options outstanding at August 31, 2009	6,149,625	$ 2.04
Granted	-	-
Exercised	(1,111,625)	1.00
Forfeited	-	-
Options outstanding at May 31, 2010	5,038,000	$ 2.27

During the period ended May 31, 2010 the Company granted no stock options (May 31, 2009 - 1,887,000).  The Company has recorded $164,895 ($137,600 expensed and $27,295 capitalized to the WBJV, not including gross up FIT liability of $10,900 (May 31, 2009 - $102,360)) of compensation expense relating to stock options granted or vested in this period (May 31, 2009 - $1,654,486 ($1,394,986 expensed and $259,500 capitalized to the WBJV)). Cash received from the exercise of stock options during the period ended May 31, 2010 totalled $1,114,824 (May 31, 2009 - $281,640).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period:

	May 31,	May 31,
	2010	2009
Risk-free interest rate	N/A	2.8
Expected life of options	N/A	3.21
Annualized volatility	N/A	72.33
Dividend rate	N/A	0.00%

(d)

Share purchase warrants

During the year ended August 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants have an expiry date of December 16, 2010. None of the warrants have been exercised. There are no other warrants outstanding.

8.

CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at May 31, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

9.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

(i)

Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered banks that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Due from joint venture partners

In order to manage credit risk management regularly reviews amounts outstanding from partners and considers recoverability.

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company's properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company's properties, or even a loss of property interests.

(c)

Currency risk

The Company's functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, amounts due from WBJV partners, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  At May 31, 2010, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in the loss for the nine month period presented of approximately $239,535.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

(d)

Interest rate risk

The Company's interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At May 31, 2010, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the loss for the period of approximately $47,824.

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the period, $612,848 (May 31, 2009 - $294,724) was paid to directors for salary, consulting, bonus and Director's fees. At May 31, 2010, $22,757 was included in accounts payable (2009 - $8,099).

(b)

The Company received $64,347 (May 31, 2009 - $102,131) during the period from MAG Silver Corp. ("MAG"), a company with three directors in common.  Amounts receivable at the end of the period include an amount of $Nil (2009 - $6,803) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.

(c)

During the period the Company accrued or received payments of $8,000 (May 31, 2009 - $32,000) from West Timmins Mining Inc. ("WTM"), a company that had three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes an amount of $Nil (2009 - $12,072 due from WTM). This agreement was terminated at December 15, 2009 after the amalgamation by plan of arrangement between Lakeshore Gold Corp. and WTM in November 2009.

(d)

During the period the Company accrued or received payments of $21,250 (May 31, 2009 - $Nil) from West Kirkland Mining Inc. ("WKM"), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $35,490 (2009 - $Nil due from WKM).

(e)

During the period the Company accrued or received payments of $25,500 (May 31, 2009 - $Nil) from Nextraction Energy Corp. ("NE"), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $33,209 (2009 - $Nil due from NE).

(f)

The Company entered into an office lease agreement with Anthem Works Ltd. ("Anthem"), a company with a director in common in 2005. During the period ended May 31, 2010 the Company accrued or paid Anthem $65,870 under the office lease agreement (2009 - $65,376).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

11.

CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa, which it has entered into for the years ending on August 31, are as follows:

August 31, 2010	$ 36,680
August 31, 2011	10,162
August 31, 2012	1,694
$ 48,536

12.

SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended	August 31,
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009	2003
Amounts receivable	$ (82,945)	$ 52,301	$ 53,925	$ (36,192)	$ 217,633
Prepaid expenses and other	24,689	(267,269)	(21,237)	(201,771)	33,678
Accounts payable	(77,657)	162,307	334,596	(63,067)	58,120
	$ (135,913)	$ (52,661)	$ 367,284	$ (301,030)	$ 309,431

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	May 31,	August 31,	August 31,
	2010	2009	2006

Canada	$ 7,017,567	$ 37,143,004	$ 12,947,384
South Africa	113,157,776	29,927,793	14,717,057
	$ 120,175,343	$ 67,070,797	$ 27,664,441

Substantially all of the Company's capital expenditures are made in the South African geographical segment.

Results of Operations

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	August 31,
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009	2003
	(Restated - Note 14)		(Restated - Note 14)
Canada	$ (1,142,283)	$ (1,112,999)	$ (600,933)	$ (4,055,948)	$ 217,633
South Africa	32,326,231	(365,808)	31,401,387	(1,188,948)	58,120
	$ 31,183,948	$ (1,478,807)	$ 30,800,454	$ (5,244,896)	$ 275,753

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2010

14.

Restatement of the May 31, 2010 Interim Results

The consolidated financial statements of the Company for the three and nine month periods ended May 31, 2010 have been restated to reflect future income tax expense relating to the dissolution of the WBJV.  The Company initially estimated that the tax basis of the WBJV was approximately equal to the carrying amount on the consolidated financial statements.  The Company has performed further analysis and now estimates a taxable temporary difference arising from the restructuring of the WBJV and the sale of WBJV Project 2 to Wesizwe for an additional interest in Maseve.  This note reflects the affects of this restatement for accounting purposes.  The resulting accrual for future income tax expense is a non-cash item.  As previously reported the Company has determined that this transaction qualified for relief from current taxes payable in accordance with Section 42 of the South African Income Tax Act 58 of 1962.

The following table summarizes the impact of the adjustment on the consolidated financial statements for the respective periods:

Consolidated balance sheet		As of May 31, 2010
		Debit (Credit)
Future income tax liability		(11,900,000)
Shareholders' equity		11,900,000

Consolidated statement of shareholders' equity		As of May 31, 2010
		Debit (Credit)
Net earnings for the period		11,900,000

Consolidated statement of operations	Quarter ended	Nine months ended
	May 31, 2010	May 31, 2010
	Debit (Credit)	Debit (Credit)
Future income tax expense	11,900,000	11,900,000
Earnings (loss) for the period	11,900,000	11,900,000
Comprehensive earnings (loss) for the period	11,900,000	11,900,000

This adjustment decreases the Company's basic and diluted earnings per share by $0.13 and $0.12, respectively for the quarter ended May 31, 2010 and by $0.13 and $0.12, respectively, for the nine months ended May 31, 2010.  There was no impact on operating, investing or financing cash flows to those previously reported.

The above estimated future tax liability is based on management's determination of the tax basis of the WBJV versus the carrying amount for accounting purposes.  The determination of these amounts and the resulting deferred tax liability remains subject to measurement uncertainty.